SECURITIE

08031409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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AB 4/14

SEC FILE NUMBER
8-08177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Global Markets Inc. [redacted]

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Wall Street
(No. and Street)

New York (City) N.Y. (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name*)

345 Park Ave. (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report* be *covered* by *the opinion of an independent public accountant must* be *supported* by *a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)*(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AT 4/15

February 28, 2008

State of New York)
) ss:
County of New York)

We, the undersigned officers and directors of Citigroup Global Markets Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2007 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2007 and supplementary schedules will promptly be made available to those Citigroup Global Markets Inc. members and allied members whose signatures do not appear below.

____
Michael S. Klein
Chairman and Chief Executive Officer

Cliff Verron
Chief Financial Officer

Subscribed and sworn to before me
this 28 day of February 2008.

JOANNE ALLY
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-AL6053702
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES 01-16-20 11

KPMG

CITIGROUP GLOBAL MARKETS INC.
AND SUBSIDIARIES

(An indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

As of December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Citigroup Global Markets Inc.:

We have audited the accompanying consolidated statement of financial condition of Citigroup Global Markets Inc. and Subsidiaries (the Company) (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the financial position of Citigroup Global Markets Inc. and Subsidiaries as of December 31, 2007 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2008

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2007

(Dollars in millions, except share data)

Assets:		
Cash and cash equivalents		$ 1,626
Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations		7,336
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell (including $46,791 at fair value)	$ 70,201	
Deposits paid for securities borrowed	130,299	
		200,500
Financial instruments owned and contractual commitments, at fair value: (Approximately $35 billion were pledged to various parties at December 31, 2007)		
Corporate debt securities	27,381	
Equity securities	27,025	
U.S. government and government agency securities	25,701	
State and municipal securities	13,228	
Mortgage loans and collateralized mortgage obligations	11,810	
Contractual commitments	2,290	
Money market instruments	1,356	
Foreign government securities	822	
Other financial instruments	69	
		109,682
Receivables:		
Customers	24,284	
Brokers, dealers and clearing organizations	10,843	
Other	1,884	
		37,011
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $928		890
Goodwill		1,077
Intangibles		330
Other assets		4,710
Total assets		$ 363,162

The accompanying notes are an integral part of this consolidated statement of financial condition.

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2007
(Dollars in millions, except share data)

Liabilities and Stockholder's Equity:		
Short-term borrowings:		
Affiliates	$ 19,896	
Other	1,791	
		$ 21,687
Collateralized short-term financing agreements:		
Securities sold under agreements to repurchase (including $140,683 at fair value)	154,183	
Deposits received for securities loaned	51,126	
		205,309
Financial instruments sold, not yet purchased, and contractual commitments, at fair value:		
U.S. government and government agency securities	15,497	
Equity securities	5,157	
Corporate debt securities	3,008	
Contractual commitments	2,486	
Foreign government securities	121	
Other financial instruments	44	
		26,313
Payables and accrued liabilities:		
Customers	53,062	
Brokers, dealers and clearing organizations	10,146	
Other	29,258	
		92,466
Subordinated indebtedness		9,045
Total liabilities		354,820
Stockholder's equity:		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)	10	
Additional paid-in capital	10,725	
Accumulated deficit	(2,398)	
Accumulated changes in equity from nonowner sources	5	
Total stockholder's equity		8,342
Total liabilities and stockholder's equity		$ 363,162

The accompanying notes are an integral part
of this consolidated statement of financial condition.

1. Summary of Significant Accounting Policies

Basis of presentation

Citigroup Global Markets Inc. and its Subsidiaries (the "Company") is a direct wholly-owned subsidiary of Citigroup Financial Products Inc. ("CFPI"), and is an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. ("CGMHI"), which is a wholly-owned subsidiary of Citigroup Inc. ("Citigroup").

The Company is engaged in the securities industry in the United States and provides investment banking, brokerage, securities trading, advisory and other financial services to corporations, governments and individuals, and engages in proprietary trading activities for its own account. The Company has operations in various foreign countries whose currencies are freely convertible into U.S. dollars. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using year-end spot foreign exchange rates.

Use of Estimates

The Company's Consolidated Statement of Financial Condition are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Management must make estimates and assumptions that affect the Consolidated Statement of Financial Condition and the related footnote disclosures. Such estimates are used in connection with certain fair value measurements. See Note 12 for further discussions on estimates used in the determination of fair value. The Company also uses estimates in determining consolidation decisions for special purpose entities as discussed in Note 11. Moreover, estimates are significant in determining the impairments of goodwill and other intangible assets, provisions for potential losses that may arise from credit-related exposures and probable and estimable losses related to litigation and regulatory proceedings in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies," and tax reserves in accordance with SFAS No. 109, "Accounting for Income Taxes," and Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

Merger of Entities Under Common Control

The Company's opening balances of additional paid in capital and retained earnings have been restated to reflect balances of Citicorp Investment Services and Citicorp Insurance Agency, Inc. which were combined with the Company during 2007 in a merger accounted for as a combination of companies under common control.

Variable Interest Entities

An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in FASB Interpretation No. 46-R, "Consolidation of Variable Interest Entities (revised December 2003)" (FIN 46-R), which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors that cannot make significant decisions about the entity's operations or that do not absorb their proportionate share of the expected losses or receive the expected returns of the entity.

In addition, as specified in FIN 46-R, a VIE must be consolidated by the Company if it is deemed to be the primary beneficiary of the VIE, which is the party involved with the VIE that has the majority of the expected losses or a majority of the expected returns or both.

Along with VIEs that are consolidated in accordance with these guidelines, the Company has significant variable interests in other VIEs that are not consolidated because the Company is not the primary beneficiary. These include certain collateralized debt obligations (CDOs), many structured finance transactions, and various investment funds.

However, these VIEs as well as all other unconsolidated VIEs are regularly monitored by the Company to determine if any reconsideration events have occurred that could cause its primary beneficiary status to change. These events include:

- Additional purchases or sales of variable interests by the Company or an unrelated third party, which cause the Company's overall variable interest ownership to change,
- Changes in contractual arrangements in a manner that reallocate expected losses and residual returns among the variable interest holders,
- Providing support to an entity that results in an implicit variable interest.

All other entities not deemed to be VIEs with which the Company has involvement are evaluated for consolidation under Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," and SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94).

Cash and cash equivalents
The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations
Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations includes cash segregated in compliance with Federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

Repurchase and resale agreements
Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized financing transactions. The repos and reverse repos are used to facilitate trading activity. These instruments are collateralized principally by government and government agency securities and generally have terms ranging from overnight to up to a year.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held. As disclosed in Note 12, effective January 1, 2007, the Company elected fair value option accounting in accordance with SFAS 159 for all such transactions with unaffiliated third parties, with changes in fair-value reported in earnings. The Company uses a discounted cash flow technique to determine the fair value of these repo and reverse repo transactions. Repos and reverse repos with related parties are carried at the amount of cash initially advanced or received, plus accrued interest, as specified in the respective agreements.

(Dollars in millions)

Where the conditions of FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" (FIN 41), are met, repos and reverse repos are presented net on the Consolidated Statement of Financial Condition. Excluding the impact of FIN 41, reverse repos totaled $107,770 at December 31, 2007.

Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes, and so are treated as collateralized financing transactions. Such transactions are recorded at the amount of cash advanced or received plus accrued interest and are collateralized principally by government and government agency securities and corporate debt and equity securities.

Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. Securities borrowed and securities loaned are reported net by counterparty, when applicable, pursuant to FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" (FIN 39).

Trading Account Assets and Liabilities

Trading account assets include debt and marketable equity securities, derivatives in a receivable position and residual interests in securitizations. Trading account liabilities include securities sold, not yet purchased (short positions), and derivatives in a net payable position. All trading account assets and liabilities are carried at fair value.

Derivatives are used for trading purposes and include interest rate and equity swap agreements, options, caps and floors, and financial and commodity futures and forward contracts. Derivative asset and liability positions are presented net by counterparty on the Consolidated Statement of Financial Condition when a valid master netting agreement exists and the other conditions set out in FIN 39 are met.

The majority of the Company's financial instruments and contractual commitments are recorded on a trade date basis. Recording the remaining instruments on a trade date basis would not materially affect the Consolidated Statement of Financial Condition. The Company uses a number of techniques to determine the fair value of trading assets and liabilities, all of which are described in Note 12. Customer securities transactions are recorded on a settlement date basis.

Receivables and payables and accrued liabilities – Customers, Brokers, dealers and clearing organizations

The Company has receivables and payables for financial instruments purchased from and sold to brokers and dealers and customers. The Company is exposed to risk of loss from the inability of brokers and dealers or customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily, and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and brokers and dealers engaged in forwards and futures and other transactions deemed to be credit sensitive.

Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Certain internal use software costs are capitalized and amortized on a straight-line basis over the lesser of the estimated useful lives of the related assets or three years.

Goodwill and Intangible Assets
Goodwill represents an acquired company's acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is subject to annual impairment tests, whereby goodwill is allocated to the Company's reporting units and an impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. The Company performed the required impairment tests of goodwill during 2007 and no impairment was recognized. The Company does not have any indefinite lived intangible assets. Certain other intangible assets are amortized on a straight line basis over their estimated useful lives ranging from three to seventeen years. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and exceeds the fair value of the intangible asset.

Securitizations
The Company primarily securitizes various mortgages and corporate debt instruments (in cash and synthetic form). There are two key accounting determinations that must be made relating to securitizations. First, in the case where the Company originated or owned the financial assets transferred to the securitization entity, a decision must be made as to whether that transfer is considered a sale under GAAP. If it is a sale, the transferred assets are removed from the Company's Consolidated Statement of Financial Condition with a gain or loss recognized. Alternatively, when the transfer would be considered financing rather than a sale, the assets will remain on the Company's Consolidated Statement of Financial Condition with an offsetting liability recognized in the amount of proceeds received.

Second, a determination must be made as to whether the securitization entity would be included in the Company's Consolidated Statement of Financial Condition. For each securitization entity with which it is involved, the Company makes a determination of whether the entity should be considered a subsidiary of the Company and be included in the Consolidated Statement of Financial Condition or whether the entity is sufficiently independent that it does not need to be consolidated. If the securitization entity's activities are sufficiently restricted to meet certain accounting requirements to be a qualifying special purpose entity (QSPE), the securitization entity is not consolidated by the seller of the transferred assets. If the securitization entity is determined to be a VIE, the Company consolidates the VIE if it is the primary beneficiary.

For all other securitization entities determined not to be VIEs in which the Company participates, a consolidation decision is made by evaluating several factors, including how much of the entity's ownership is in the hands of third-party investors, who controls the securitization entity, and who reaps the rewards and bears the risks of the entity. Only securitization entities controlled by the Company are consolidated.

Interests in the securitized and sold assets may be retained in the form of subordinated interest-only strips, subordinated tranches and spread accounts. Retained interests in securitized mortgage loans are classified as

Financial Instruments owned.

The Company values its securitized retained interests at fair value using quoted market prices, if such positions are traded on an active exchange, or financial models that incorporate observable and unobservable inputs. More specifically, these models estimate the fair value of these retained interests by determining the present value of expected future cash flows, using modeling techniques that incorporate management's best estimates of key assumptions, including prepayment speeds, credit losses, and discount rates, when observable inputs are not available. In addition, internally calculated fair values of retained interests are compared to recent sales of similar assets, if available.

Additional information on the Company's securitization activities can be found in Note 11 to the Consolidated Statement of Financial Condition.

Transfer of Financial Assets
For a transfer of financial assets to be considered a sale, the assets must have been isolated from the Company, even in bankruptcy or other receivership; the purchaser must have the right to sell the assets transferred or the purchaser must be a QSPE; and the Company may not have an option or any obligation to reacquire the assets. If these sale requirements are met, the assets are removed from the Company's Statement of Financial Condition. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, the assets remain on the Consolidated Statement of Financial Condition, and the sale proceeds are recognized as the Company's liability. A legal opinion on a sale is generally obtained for complex transactions or where the Company has continuing involvement with assets transferred or with the securitization entity. Those opinions must state that the asset transfer is considered a sale and that the assets transferred would not be consolidated with the Company's other assets in the event of the Company's insolvency. See Note 11 to the Consolidated Statement of Financial Condition.

Related Party Transactions
The Company has related party transactions with certain of its subsidiaries and affiliates. These transactions, which are primarily short-term in nature, include cash accounts, collateralized financing transactions, margin accounts, derivative trading, charges for operational support and the borrowing and lending of funds and are entered into in the ordinary course of business. All material intercompany balances and transactions have been eliminated.

Income Taxes
The Company is subject to the income tax laws of the U.S., its states and municipalities and those of the foreign jurisdictions in which the Company operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.

The Company implemented FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), on January 1, 2007, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. See "Accounting Changes" below.

Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

(Dollars in millions)

ACCOUNTING CHANGES

Fair Value Measurements (SFAS 157)
Adoption of SFAS 157-Fair Value Measurements
The Company elected to early-adopt SFAS No. 157, "Fair Value Measurements" (SFAS 157), as of January 1, 2007. SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 - Quoted prices for *identical* instruments in active markets.
- Level 2 - Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. For some products or in certain market conditions, observable inputs may not always be available. For example, during the market dislocations that occurred in the second half of 2007, certain markets became illiquid, and some key observable inputs used in valuing certain exposures were unavailable. When and if these markets are liquid, the valuation of these exposures will use the related observable inputs available at that time from these markets.

Under SFAS 157, the Company is required to take into account its own credit risk when measuring the fair value of derivative positions as well as the other liabilities for which fair value accounting has been elected under SFAS 159. The adoption of SFAS 157 has also resulted in some other changes to the valuation techniques used by the Company when determining fair value, most notably the changes to the way that the probability of default of a counterparty is factored in and the elimination of a derivative valuation adjustment which is no longer necessary under SFAS 157. The cumulative effect at January 1, 2007 of making these changes was not material.

SFAS 157 also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market. The cumulative effect of these changes resulted in an increase to January 1, 2007 retained earnings of $9.

Fair Value Option (SFAS 159)
In conjunction with the adoption of SFAS 157, the Company early-adopted SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), as of January 1, 2007. SFAS 159 provides an option on an instrument-by-instrument basis for most financial assets and liabilities to be reported at fair value with changes in fair value reported in earnings. After the initial adoption, the election is made at the acquisition of a financial asset, financial liability, or a firm commitment and it may not be revoked. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that resulted prior to its adoption from being required to apply fair value accounting to certain economic hedges (e.g., derivatives)

(Dollars in millions)

while having to measure the assets and liabilities being economically hedged using an accounting method other than fair value.

Under the SFAS 159 transition provisions, the Company elected to apply fair value accounting to certain financial instruments held at January 1, 2007 with future changes in value reported in earnings. The adoption of SFAS 159 resulted in an increase to January 1, 2007 retained earnings of $48. See Note 12 for additional information.

Accounting for Uncertainty in Income Taxes
In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," which attempts to set out a consistent framework for preparers to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of FASB Statement No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. The Company adopted this Interpretation as of January 1, 2007. The adoption of FIN 48 resulted in a reduction to 2007 opening retained earnings of $4.

Determining the Variability in a Potential VIE
The FASB issued FASB Staff Position FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)" (FSP FIN 46(R)-6), in April 2006. FSP FIN 46(R)-6 addresses the application of FIN 46(R) in determining whether certain contracts or arrangements with a VIE are variable interests by requiring companies to base such evaluations on an analysis of the VIE's purpose and design, rather than its legal form or accounting classification. FSP FIN 46(R)-6 is required to be applied for all reporting periods beginning after June 15, 2006. The adoption of the FSP did not result in material differences from the Company's existing accounting policies regarding the consolidation of VIEs.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Business Combinations
In December 2007, the FASB issued Statement No. 141 (revised), "Business Combinations" (SFAS 141(R)), which attempts to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement replaces SFAS 141, "Business Combinations." SFAS 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the *purchase method*) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also retains the guidance in SFAS 141 for identifying and recognizing intangible assets separately from goodwill. The most significant changes in SFAS 141(R) are: (1) acquisition and restructuring costs are now expensed; (2) stock consideration is measured based on the quoted market price as of the acquisition date instead of the date the deal is announced; (3) contingent consideration arising from a contract and noncontractual contingencies that meet the more-likely-than-not recognition threshold are measured and recognized as an asset or liability at fair value at the acquisition date using a probability-weighted discounted cash flows model, with subsequent changes in fair value reflected in earnings. Noncontractual contingencies that do not meet the more-likely-than-not criteria continue to be recognized when they are probable and reasonably estimable; and (4) acquirer records 100% step-up to fair value for all assets and liabilities, including the minority interest portion and goodwill is recorded as if a 100% interest was acquired. SFAS 141 (R) is effective for the Company on January 1, 2009. The Company is currently evaluating the potential impact of adopting this statement.

(Dollars in millions)

Sale with Repurchase Financing Agreements
In February 2008, the FASB issued FASB Staff Position (FSP) FAS 140-d, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." The objective of this FSP is to provide implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions.

Current practice records the transfer as a sale and the repurchase agreement as a financing. The FSP requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase agreement's price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset. The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another.

The FSP will be effective for the Company on January 1, 2009. Early adoption is prohibited. The Company is currently evaluating the potential impact of adopting this FSP.

Accounting for Endorsement Split-Dollar Life Insurance Arrangements
In March 2007, the FASB ratified the consensus reached by the EITF on Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" (Issue 06-4). Issue 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. When the employer-policyholder maintains the insurance policy in force for the employee's benefit during his retirement, the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement. Alternatively, if the employer-policyholder provides the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in FAS 106 or Opinion 12 as appropriate.

Issue 06-4 is effective for years beginning after December 15, 2007, with earlier application encouraged. The Company will adopt it on January 1, 2008. The cumulative effect of adopting this issue is not expected to be material to the Company.

Asset Transfers and Securitization Accounting
The FASB is currently working on amendments to the existing accounting standards governing asset transfers and fair value measurements in business combinations and impairment tests. Upon completion of these standards, the Company will need to reevaluate its accounting and disclosures. Due to the ongoing deliberations of the standard setters, the Company is unable to accurately determine the effect of future amendments or proposals at this time.

2. Subordinated Indebtedness
At December 31, 2007 the Company had subordinated indebtedness of $6,945 with CGMHI. This subordinated credit agreement bears interest at a rate agreed upon by both parties (currently 5.0%) and matures on August 31, 2009. The maturity of the note may be accelerated if the Company breaches certain restrictive provisions of the loan agreement, which require, among other things, that the Company maintain minimum levels of net capital (see Note 4 to the Consolidated Statement of Financial Condition). The Company was in compliance with these requirements at December 31, 2007. The Company also has a

(Dollars in millions)

subordinated revolving credit agreement with Citigroup Funding Inc., an affiliated Company, in the amount of $5 billion. The agreement bears interest at a rate agreed upon by both parties (currently 5.3%). At December 31, 2007, there are $2,100 in borrowings included in subordinated indebtedness under this facility which matures on June 30, 2011.

All subordinated indebtedness qualified for inclusion in net capital at December 31, 2007. In accordance with Securities and Exchange Commission (SEC) regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

The carrying values of the subordinated debt approximate their fair values as the underlying interest rates are variable.

3. Restructuring Initiatives

During the first quarter of 2007, the Company recorded a restructuring reserves of $130 in Payables and accrued liabilities: Other in the Consolidated Statement of Financial Condition. This primarily related to employee severance. The severance costs reflect the accrual to eliminate approximately 700 positions, after considering the attrition and redeployment within the Company. The restructuring reserve balance at December 31, 2007 is $54.

4. Capital Requirements

The Company, a U.S. registered broker-dealer and futures commission merchant, is subject to the net capital requirements of Rule 15c3-1 ("Net Capital Rule") under the Securities Exchange Act of 1934 and capital requirements of the Commodities Futures Trading Commission ("CFTC") Regulation 1.17. Under the Net Capital Rule, the company is required to maintain minimum net capital equal to 2% of aggregate debit items, as defined. CFTC Regulation 1.17 requires that minimum net capital should not be less than 8% of the customer risk based margin requirement and 4% of the non-customer risk based margin requirement. The Company has elected to compute net capital in accordance with the provisions of Appendix E of the Net Capital Rule. This methodology allows the Company to compute market risk capital charges using internal value-at-risk models. Under Appendix E of the Net Capital Rule, the Company is required to hold tentative net capital in excess of $1 billion and net capital in excess of $500. The Company is also required to notify the SEC in the event that its tentative net capital is less that $5 billion. At December 31, 2007, the Company had regulatory net capital of $5,398, which was $4,607 in excess of the SEC's minimum requirement of $791.

The Company is also subject to the customer protection requirements of SEC Rule 15c3-3. For the December 31, 2007 customer reserve computation, cash and securities with a market value of $18,396 have been segregated in a special reserve account for the exclusive benefit of customers.

As a clearing broker, the Company has agreed to compute a reserve requirement for the proprietary accounts of introducing brokers (the "PAIB Reserve Formula"). The Company had a reserve requirement of $48 under the PAIB Reserve Formula, as defined by SEC Rule 15c3-3, as of December 31, 2007.

5. Incentive Plans and Retirement Benefits

Incentive plans

The Company, through Citigroup, has adopted a number of equity compensation plans under which it administers stock options, restricted or deferred stock and stock purchase programs. The award programs are used to attract, retain and motivate officers, employees and non-employee directors, to compensate them for

(Dollars in millions)

their contributions to the Company, and to encourage employee stock ownership. The plans are administered by the Personnel and Compensation Committee of the Citigroup Board of Directors, which is composed entirely of independent non-employee directors.

The Company, primarily through the Capital Accumulation Program (CAP), issues shares of Citigroup common stock in the form of restricted or deferred stock to participating officers and employees. Stock awards granted in January 2007 generally vest 25% per year over four years, except for awards to certain employees at Smith Barney that vest after two years and July 2007 Management Committee Long-Term Incentive Program awards that vest in January 2010. CAP participants could elect to receive all or part of their award in stock options. Unearned compensation associated with the stock awards is included in "Other assets" in the Consolidated Statement of Financial Condition and represents the market value of Citigroup common stock at the date of grant. CAP and certain other awards provide that participants who meet certain age and years of service conditions may continue to vest in all or a portion of the award without remaining employed by the Company during the entire vesting period, so long as they do not compete with Citigroup during that time.

Fair value assumptions

SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123(R)), requires that reload options be treated as separate grants from the related original grants. Pursuant to the terms of currently outstanding reloadable options, upon exercise of an option, if employees use previously owned shares to pay the exercise price and surrender shares otherwise to be received for related tax withholding, they will receive a reload option covering the same number of shares used for such purposes, but only if the market price on the date of exercise is at least 20% greater than the option exercise price. Reload options vest after six months and carry the same expiration date as the option that gave rise to the reload grant. The exercise price of a reload grant is the fair market value of Citigroup common stock on the date the underlying option is exercised. Reload options are intended to encourage employees to exercise options at an earlier date and to retain the shares acquired. The result of this program is that employees generally will exercise options as soon as they are able and, therefore, these options have shorter expected lives. Shorter option lives result in lower valuations. However, such values are expensed more quickly due to the shorter vesting period of reload options. In addition, since reload options are treated as separate grants, the existence of the reload feature results in a greater number of options being valued. Shares received through option exercises under the reload program, as well as certain other options, are subject to restrictions on sale. The following assumptions were used relating to options granted during 2007: expected volatility of 19.21%, risk-free interest rate of 4.79%, expected dividend yield of 4.03% and expected annual forfeitures of 7%.

Retirement benefits and Citigroup 401(k)

The Company participates in a noncontributory defined benefit pension plan with Citigroup that covers certain employees. In 2006, Citigroup announced that commencing January 1, 2008, the U.S. qualified pension plan would be frozen. In connection with the announced changes to the U.S. qualified pension plan, the Company will increase its contributions to the Citigroup 401(k) plan. Beginning in 2008, the eligible employees will receive a matching contribution of up to 6% of their compensation, subject to statutory limits, and, for employees whose total compensation is less than $100,000, a fixed contribution of 2% of their total compensation.

Health care and life insurance plans

The Company, through Citigroup, provides certain health care and life insurance benefits for its active employees, qualifying retired U.S. employees and certain non-U.S. employees who reach the retirement criteria specified by the various plans.

(Dollars in millions)

6. Income Taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Pursuant to an agreement with CGMHI which allows for current treatment of all temporary differences, the Company treats such differences as current and includes the tax effect on such differences in the payable to CGMHI, except for certain tax liabilities expected to be payable as a separate taxpayer.

In the absence of such an agreement, the Company would have reported net deferred income taxes of $1,844 at December 31, 2007, comprised of the following:

Deferred tax assets:	
Employee benefits and deferred compensation	$ 573
Restructuring and settlement reserves	1,146
Investment position activity	152
Other deferred tax assets	501
Total deferred tax assets	2,372
Deferred tax liabilities:	
Lease obligations and fixed assets	65
Intangible assets	355
Other deferred tax liabilities	108
Total deferred tax liabilities	528
Net deferred tax asset	$ 1,844

The following is a roll-forward of the Company's FIN 48 unrecognized tax benefits from January 1, 2007 to December 31, 2007:

Total unrecognized tax benefits at January 1, 2007	$ 164
Net amount of increases for current year's tax positions	103
Gross amount of increases for prior years' tax positions	13
Gross amount of decreases for prior years' tax positions	(34)
Amounts of decreases relating to settlements	(1)
Total unrecognized tax benefits at December 31, 2007	$ 245

7. Collateral, Pledged Assets, Commitments, Contingencies and Guarantees

At December 31, 2007, the approximate market value of collateral received by the Company that may be resold or repledged by the Company, excluding amounts netted in accordance with FIN 41, was $317 billion. This collateral was received in connection with reverse repurchase agreements, securities borrowed and loaned, and margin broker loans. At December 31, 2007, substantially all of the collateral received by the Company had been sold or repledged in connection with repurchase agreements, financial instruments sold, not yet purchased, securities borrowed and loaned, pledges to clearing organizations, and segregation requirements under securities laws and regulations.

Lease Commitments

The Company has noncancelable leases covering office space expiring on various dates through 2020. Various leases contain provisions for lease renewals and escalation of rent based on increases in certain

(Dollars in millions)

costs incurred by the lessors. At December 31, 2007, minimum future rentals on noncancelable operating leases, net of subleases, are as follows: 2008 - $270; 2009 - $265; 2010 - $228; 2011 - $204; 2012 - $188; and $1,194 for the years thereafter.

Obligations Under Guarantees

The Company provides a variety of guarantees to customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The Company believes such guarantees are related to an asset, liability, or equity security of the guaranteed parties.

In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications that protect the counterparties to contracts in the event that additional taxes are owed due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and tax indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception. No compensation is received for these standard representations and warranties and it is not possible to determine their fair value because they rarely, if ever, result in payment. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the accompanying Consolidated Statement of Financial Condition as of December 31, 2007 related to these indemnifications.

In addition, the Company is a member of or shareholder in numerous value transfer networks ("VTNs") (payment, clearing and settlement systems as well as securities exchanges) around the world. As a condition of membership, many of these VTNs require that members stand ready to backstop the net effect on the VTNs of a member's default on its obligations. The Company's potential obligation as a shareholder or member of VTN associations are excluded from the scope of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others," since the shareholders and members represent subordinated classes of investors in the VTNs. Accordingly, there are no amounts reflected on the accompanying Consolidated Statement of Financial Condition as of December 31, 2007 for potential obligations that could arise from the Company's involvement with VTN associations.

Derivative instruments which include guarantees are written put options, caps and floors. At December 31, 2007, the carrying amount of the liabilities related to these derivatives was $1,121.

The maximum potential loss represents the amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses. At December 31, 2007, the maximum potential loss at fair value related to derivative guarantees amounted to $1,121.

At December 31, 2007, the carrying amounts of the liabilities and the maximum potential losses related to non-derivative third party guarantees were $94. Securities and other marketable assets held as collateral to reimburse losses under these guarantees amounted to $94.

Other Contingencies
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument.

At December 31, 2007, the Company had $3,234 of outstanding letters of credit from banks to satisfy various collateral and margin requirements.

The Company is a defendant in numerous lawsuits and other legal proceedings arising out of alleged misconduct in connection with:

(i) underwritings for, and research coverage of, WorldCom;
(ii) underwritings for Enron and other transactions and activities related to Enron;
(iii) transactions and activities related to research coverage of companies other than WorldCom; and
(iv) transactions and activities related to the IPO Securities Litigation.

As of December 31, 2007, the Company's litigation reserve for these matters, net of amounts previously paid or not yet paid but committed to be paid in connection with the Enron class action settlement and other settlements arising out of these matters, was approximately $1.8 billion. The Company believes that this reserve is adequate to meet all of its remaining exposure for these matters.

The Company is also a defendant in numerous lawsuits and other legal proceedings arising out of alleged misconduct in connection with other matters. In view of the large number of litigation matters, the uncertainties of the timing and outcome of this type of litigation, the novel issues presented, and the significant amounts involved, it is possible that the ultimate costs of these matters may exceed or be below the Company's litigation reserves. The Company will continue to defend itself vigorously in these cases, and seek to resolve them in the manner management believes is in the best interests of the Company.

In addition, in the ordinary course of business, Citigroup and its subsidiaries are defendants or co-defendants or parties in various litigation and regulatory matters incidental to and typical of the businesses in which it is engaged. In the opinion of the Company's management, the ultimate resolution of these legal and regulatory proceedings would not be likely to have a material adverse effect on the consolidated financial condition of the Company but, if involving monetary liability, may be material to the Company's operating results for any particular period.

8. Financial Instruments and Contractual Commitments and Related Risks

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include futures and forward contracts, option contracts, and swap contracts. Futures and forward contracts which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery. Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices. Swap contracts are commitments to settle in cash at a future date or dates that may range from a few days to a number of years, based on differentials between specified financial indices, as applied to a notional principal amount.

The Company also sells various financial instruments that have not been purchased ("short sales"). In order to sell them short, the Company borrows these securities, or receives the securities as collateral in conjunction with short-term financing agreements, and, at a later date, must deliver (i.e., replace) like or

(Dollars in millions)

substantially the same financial instruments to the parties from which they were originally borrowed. The Company is exposed to market risk for short sales. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase.

As discussed in Note 1 to the Consolidated Statement of Financial Condition, the Company records all derivatives at fair value. Contractual commitments and short sales may expose the Company to both market risk and credit risk in excess of the amounts recorded on the Consolidated Statement of Financial Condition. These off-balance-sheet risks are discussed in more detail in the paragraphs that follow.

Market Risk

Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign exchange rates and other values, and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

The Company's derivatives at December 31, 2007 are summarized in the table below, showing the related assets and liabilities by product:

	Current Market or Fair Value	
	Assets	*Liabilities*
Exchange-traded products:		
Equity and fixed-income option contracts	$ 594	$ 1,571
OTC contractual commitments:		
Swaps, swap options, caps and floors	792	47
Options and forward contracts on fixed-income securities (including TBAs)	472	436
Forward currency contracts	260	117
Options on equities and equity indices	172	315
Total contractual commitments	$ 2,290	$ 2,486

Credit Risk

The Company regularly transacts business with retail customers, and transacts with, or owns securities issued by, a broad range of corporations, governments, international organizations, central banks and other financial institutions. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction where the value of any collateral held is not adequate to cover such losses. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses bilateral security agreements and master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. In accordance with FIN 39 the Company utilizes master netting agreements to net certain assets and liabilities by counterparty. The Company also nets across product lines and against cash collateral, provided such provisions are established in the master netting and cash collateral agreements. The Company may require counterparties to submit additional collateral when deemed necessary.

The Company enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls access to the collateral pledged by the

(Dollars in millions)

counterparties, which consists largely of securities issued by the U.S. government and its agencies that may be liquidated in the event of counterparty default.

In addition, margin levels are monitored daily and additional collateral must be deposited as required. If customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the account in compliance with the required margin level.

Concentrations of Credit Risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Company's total credit exposure. In connection with the Company's efforts to maintain a diversified portfolio, the Company limits its exposure to any one geographic region, country or individual creditor and monitors this exposure on a continuous basis. At December 31, 2007, Citigroup's most significant concentration of credit risk was with the U.S. government and its agencies, including U.S. government and U.S. government agency securities pledged as collateral by counterparties in connection with collateralized financing activity. The Company's total holdings of U.S. government securities were $181,601 or 45% of the Company's total assets, before FIN 41 netting, at December 31, 2007.

9. Fair Value of Financial Instruments

At December 31, 2007, substantially all of the Company's financial assets and liabilities were carried at fair value or at amounts which approximate fair value. Assets and liabilities recorded at fair value include cash and cash equivalents, repos and reverse repos transacted with unaffiliated third parties, financial instruments owned, and financial instruments sold, not yet purchased. The fair value represents management's best estimates based on a range of methodologies and assumptions. Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perceptions of value, and as existing assets and liabilities run off and new transactions are entered into. Assets and liabilities recorded at contractual amounts that approximate fair value include repos and reverse repos transacted with related parties, receivables, short-term borrowings, payables and accrued liabilities, and subordinated indebtedness. The carrying value of short-term financial instruments, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

10. Related Party Balances

The Company has entered into related party transactions with affiliates, including Citigroup and certain of its subsidiaries. These transactions include cash accounts, margin accounts, collateralized financing agreements, receivables and payables, securities and underwriting transactions, derivative trading, charges for operational support, and the borrowing and lending of funds. These balances result from related party transactions that are generally conducted at prices equivalent to prices for transactions conducted at arm's length with unrelated third parties. Amounts charged for operational support represent an allocation of costs.

(Dollars in millions)

At December 31, 2007, assets and liabilities with related parties consisted of the following:

Assets:	
Cash and cash equivalents	$ 841
Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations	3,498
Collateralized short-term financing agreements:	
Securities purchased under agreements to resell	23,410
Deposits paid for securities borrowed	9,463
Equity securities	12,479
U.S. government and government agency securities securities	4
Contractual commitments	1,086
Receivables:	
Customer	917
Brokers, dealers and clearing organizations	2,387
Other	412

Liabilities:	
Short-term borrowings	$ 19,896
Collateralized short-term financing agreements:	
Securities sold under agreements to repurchase	13,501
Deposits received for securities loaned	30,834
Contractual commitments	430
Payables and accrued liabilities:	
Customers	9,459
Brokers, dealers and clearing organizations	5,761
Other	15,234
Subordinated indebtedness	9,045

11. Securitizations and Variable Interest Entities

The Company primarily securitizes mortgages and corporate debt instruments (in cash and synthetic form). The Company retains servicing for a limited number of its mortgage securitizations. Proceeds from mortgage securitizations were approximately $38 billion in 2007. The Company also retains interests in these securitizations. Such retained positions are carried at fair value. As of December 31, 2007, the fair value of retained interests in securitizations of mortgages totaled $4.5 billion.

As required by FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140), the effect of two negative changes in each of the key assumptions used to determine the fair value of retained interests must be disclosed. The negative effect of each change must be calculated independently, holding all other assumptions constant. Because the key assumptions may not in fact be independent, the net effect of simultaneous adverse changes in the key assumptions may be less than the sum of the individual effects shown below. At December 31, 2007, the key assumptions used to value retained interests and the sensitivity of the fair value to adverse changes of 10% and 20% in each of the key assumptions were as follows:

(Dollars in millions)

Key Assumptions at December 31, 2007

Commercial Mortgages	
Discount rate	4.8% to 18.0%

Residential Mortgages	
Discount rate	2.5% to 30.1%
Constant prepayment rate	0.0% to 50.0%
Anticipated net credit losses	10.0% to 80.0%

Agency Securities	
Discount rate	5.6% to 7.8%
Constant prepayment rate	6.1% to 22.7%

The sensitivity of the fair value to adverse changes of 10% and 20% in each of the key assumptions were as follows at December 31, 2007:

Commercial Mortgages		
Adverse change of:	10%	20%
Discount rate	($33.7)	($65.2)

Residential Mortgages		
Adverse change of:	10%	20%
Discount rate	($70.0)	($135.0)
Constant prepayment rate	(11.1)	(3.4)
Anticipated net credit losses	(149.0)	(250.2)

Agency Securities		
Adverse change of:	10%	20%
Discount rate	($3.7)	($7.2)
Constant prepayment rate	(0.1)	(0.1)

Special-Purpose Interest Entities

Primary Use of and Involvement in SPEs

The Company is involved with many types of special-purpose entities (SPEs) in the normal course of business. The primary uses of SPEs are to obtain sources of liquidity for the Company and its clients through securitization vehicles; to create investment products for clients; to provide asset-based financing to clients; or to raise financing for the Company. The Company provides various products and services to SPEs.

For example, it may:

- Underwrite securities issued by SPEs and subsequently make a market in those securities;
- Enter into derivative contracts with the SPE;
- Act as investment manager;
- Provide debt financing to or have an ownership interest in the SPE; or
- Provide administrative, trustee or other services.

SPEs used by the Company are generally accounted for as qualifying SPEs (QSPEs) or VIEs, as described below.

Qualifying SPEs Entities

QSPEs are a special class of SPEs defined in SFAS 140. These SPEs have significant limitations on the types of assets and derivative instruments they may own and the types and extent of activities and decision-making they may engage in. Generally, QSPEs are passive entities designed to purchase assets and pass through the cash flows from those assets to the investors in the QPSE. QSPEs may not actively manage their assets through discretionary sales and are generally limited to making decisions inherent in servicing activities and issuance of liabilities. QSPEs are generally exempt from consolidation by the transferor of assets to the QSPE and any investor or counterparty.

Mortgage Loan Securitizations

The Company is active in structuring and underwriting residential and commercial mortgage-backed securitizations. In these transactions, the Company or its customer transfers loans into a bankruptcy-remote SPE. These SPEs are designed to be QSPEs as described above. The Company may hold residual interests and other securities issued by the SPEs until they can be sold to independent investors, and makes a market in those securities on an ongoing basis. The Company sometimes retains servicing rights for certain entities. These securities are held as trading assets on the Consolidated Statement of Financial Condition, are managed as part of the Company's trading activities, and are marked to market with most changes in value recognized in earnings. The Company acted as principal in transferring mortgages to QSPEs that held approximately $84 billion in assets as of December 31, 2007, and had retained interests of approximately $4.5 billion in these mortgage QSPEs.

Variable Interest Entities

VIEs are entities defined in FIN 46-R and are entities which have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights, right to receive the expected residual returns of the entity, and obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interest, or other counterparties that provide other forms of support, such as guarantees, subordinated fee arrangements, or certain types of derivative contracts, are variable interest holders in the entity. The variable interest holder, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE. Consolidation under FIN 46-R is based on expected losses and residual returns, which consider various scenarios on a probability-weighted basis. Consolidation of a VIE is, therefore, determined based primarily on variability generated in scenarios that are considered most likely to occur, rather than based on scenarios that are considered more remote. Certain variable interests may absorb significant amounts of losses or residual returns contractually, but if those scenarios are considered very unlikely to occur, they may not lead to consolidation of the VIE.

(Dollars in millions)

All of these facts and circumstances are taken into consideration when determining whether the Company has variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE or otherwise rise to the level where disclosure would provide useful information to the users of the Company's financial statements. In some cases, it is qualitatively clear based on the extent of the Company's involvement or the seniority of its investments that the Company is not the primary beneficiary of the VIE. In other cases, more detailed and quantitative analysis is required to make such a determination. FIN 46-R requires disclosure of the Company's maximum exposure to loss where the Company has "significant" variable interests in a non-consolidated VIE. FIN 46-R does not define "significant" and, as such, judgment is required.

Beginning in December 2007, the Company's assessment of "significant" involvement generally does not consider the likelihood of loss or the notional amount of exposure to any single legal entity is small. Prior to December 2007, certain interests were deemed insignificant due to the substantial credit enhancement or subordination protecting the Company's interest in the VIE, or due to the insignificance of the amount of the Company's interest compared to the total assets of the VIE. Involvement with a VIE as described above, regardless of the seniority or perceived risk of the Company's involvement, is now included as significant. The Company believes that this more expansive interpretation of "significant" provides more meaningful and consistent information regarding its involvement in various VIE structures and provides more data for an independent assessment of the potential risks of the Company's involvement in various VIEs and asset classes.

The following tables summarize the Company's significant involvement in VIEs:

	Significant Unconsolidated VIEs	Maximum Exposure to Loss
Collateralized debt obligations (CDOs)	$38,959	$1,536
Other	900	254
Total	$39,859	$1,790

The asset balances for unconsolidated VIEs where the Company has significant involvement represent the most current information available to the Company regarding the remaining principal balance of cash assets owned. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available to the Company. For VIEs that obtain asset exposures synthetically through derivative instruments (for example, synthetic CDOs), the Company includes the full original notional amount of the derivative as an asset.

The maximum exposure represents the balance sheet carrying amount of the Company's investment in the VIE. It reflects the initial amount of cash invested in the VIE plus any accrued interest and is adjusted for any impairments in value recognized in earnings and any cash principal payments received.

Collateralized Debt Obligations

A CDO is an SPE that purchases a pool of assets consisting of asset-backed securities and synthetic exposures through derivatives on asset-backed securities and issues multiple tranches of equity and notes to

(Dollars in millions)

investors. A third-party manager is typically retained by the CDO to select the pool of assets and manage those assets over the term of the CDO. The Company earns fees for warehousing assets prior to the creation of a CDO, structuring CDOs, and placing debt securities with investors. In addition, the Company has retained interests in many of the CDOs it has structured and makes a market in those issued notes.

Other
The Company packages and securitizes assets purchased in the financial markets or from clients in order to create new security offerings and financing opportunities for institutional and private bank clients as well as retail customers, including hedge funds, mutual funds, unit investment trusts, and other investment funds that match the clients' investment needs and preferences. These transactions include investment vehicles and other structured transactions.

12. Fair Value (SFAS 157 and SFAS 159)

Effective January 1, 2007, the Company adopted SFAS 157 and SFAS 159. Both standards address aspects of the expanding application of fair-value accounting. SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements. SFAS 157, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, SFAS 157 precludes the use of block discounts when measuring the fair value of instruments traded in an active market, which discounts were previously applied to large holdings of publicly traded equity securities. It also requires recognition of trade-date gains related to certain derivative transactions whose fair value has been determined using unobservable market inputs. This guidance supersedes the guidance in Emerging Issues Task Force Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF Issue 02-3), which prohibited the recognition of trade-date gains for such derivative transactions when determining the fair value of instruments not traded in an active market.

As a result of the adoption of SFAS 157, the Company has made some amendments to the techniques used in measuring the fair value of derivative and other positions. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions, include for the first time the impact of the Company's own credit risk on derivatives and other liabilities measured at fair value, and also eliminate the portfolio servicing adjustment that is no longer necessary under SFAS 157.

Under SFAS 159, the Company may elect to report most financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in earnings. After the initial adoption, the election is made at the acquisition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made.

Additionally, the transition provisions of SFAS 159 permit a one-time election for existing positions at the adoption date with a cumulative-effect adjustment included in opening retained earnings and future changes in fair value reported in earnings.

Fair-Value Hierarchy
SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

These two types of inputs have created the following fair-value hierarchy:

- Level 1 – Quoted prices for *identical* instruments in active markets.
- Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable.*

This hierarchy requires the use of observable market data when available.

Determination of Fair Value

The Company measures fair value using the procedures set out below for all assets and liabilities measured at fair value, irrespective of whether they are carried at fair value as a result of an election under SFAS 159, or whether they were previously carried at fair value.

When available, the Company generally uses quoted market prices to determine fair value, and classifies such items in Level 1. In some cases where a market price is available the Company will make use of acceptable practical expedients (such as matrix pricing) to calculate fair value, in which case the items are classified in Level 2.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, option volatilities, etc. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

Securities purchased under agreements to resell & securities sold under agreements to repurchase

No quoted prices exist for such instruments and so fair value is determined using a discounted cash-flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. Expected cash flows are discounted using market rates appropriate to the maturity of the instrument as well as the nature and amount of collateral taken or received. Generally, such instruments are classified within Level 2 of the fair-value hierarchy as the inputs used in the fair valuation are readily observable.

Trading Account Assets – Trading Securities and Trading Loans

When available, the Company uses quoted market prices to determine the fair value of trading securities, such items are classified in Level 1 of the fair-value hierarchy. Examples include some government securities and exchange-traded equity securities.

For bonds and secondary market loans traded over the counter, the Company generally determines fair value utilizing internal valuation techniques. Fair values from internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Vendors compile prices from various sources and

may apply matrix pricing for similar bonds or loans where no price is observable. If available, the Company may also use quoted prices for recent trading activity of assets with similar characteristics to the bond or loan being valued. Trading securities and loans priced using such methods are generally classified as Level 2. However, when less liquidity exists for a security or loan, a quoted price is stale, or prices from independent sources vary, a loan or security is generally classified as Level 3.

Where the Company's principal market for a portfolio of loans is the securitization market, the Company uses the securitization price to determine the fair value of the portfolio. The securitization price is determined from the assumed proceeds of a hypothetical securitization in the current market, adjusted for transformation costs (i.e. direct costs other than transaction costs) and securitization uncertainties such as market conditions and liquidity. As a result of the severe reduction in the level of activity in the securitization markets in the second half of 2007, observable securitization prices for directly comparable portfolios of loans have not been readily available. Therefore, such portfolios of loans are generally classified within Level 3 of the fair value hierarchy.

Trading Account Assets & Liabilities – Derivatives

The majority of derivatives entered into by the Company are valued using internal valuation techniques. The valuation technique and inputs depend on the type of derivative and the nature of the underlying. The principle techniques used to value these instruments are discounted cash flows, Black-Scholes and Monte Carlo simulation. The fair values of derivative contracts reflect cash the Company has paid or received (for example, option premiums paid and received).

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign-exchange rates, the spot price of the underlying, volatility, and correlation. The item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Correlation and items with longer tenors are generally less observable.

Subprime-Related Direct Exposures in CDOs

The Company accounts for its CDO super senior subprime direct exposures and the underlying securities on a fair-value basis with all changes in fair value recorded in earnings. The Company's CDO super senior subprime direct exposures are not subject to valuation based on observable transactions. Accordingly, the fair value of these exposures is based on management's best estimates based on facts and circumstances as of the date of these Consolidated Statement of Financial Condition. The Company's estimation process involves use of an intrinsic cash-flow methodology. During the course of the fourth quarter 2007, the methodology has been refined, and inputs used for the purposes of estimation have been modified in part to reflect ongoing unfavorable market developments. The methodology takes into account estimated housing-price changes, unemployment rates, interest rates, and borrower attributes, such as age, credit scores, documentation status, loan-to-value (LTV) ratio, and debt-to-income (DTI) ratio in order to model future collateral cash flows. In addition, the methodology takes account of estimates of the impact of geographic concentration of mortgages, estimated impact of reported fraud in the origination of subprime mortgages and the application of discount rates for each level of exposures, the fair value of which is being estimated. The collateral cash flows are then aggregated and passed through the CDO cash flow distribution "waterfall" to determine allocation to the super senior tranche. Finally, the cash flows allocated to the super senior tranche are discounted at a risk-weighted interest rate to arrive at the estimated fair value of the super senior exposures. The primary drivers that will impact the super senior valuations are housing prices, interest and unemployment rates as well as the discount rates used to present value projected cash flows.

Prior to the rating agency actions and other market developments that occurred during the second half of 2007, the Company valued the CDO super senior exposures primarily in comparison to other AAA rated

securities and associated spreads that resulted in such exposures generally being carried at par through June 30, 2007. Before the disruption in the subprime credit markets in the third quarter of 2007, the secondary market for CDO super senior subprime tranches was extremely limited and transfers of super senior tranches of newly created CDOs (or the credit default swap equivalent) were relatively rare and typically occurred in private transactions that may or may not have been observable. Even if observable, the CDO super senior subprime tranches subject to such transactions may not have been comparable to the collateral and other characteristics of those held by the Company.

Given the above, the Company's CDO super senior subprime direct exposures were classified in Level 3 of the fair-value hierarchy throughout 2007.

For most of the lending and structuring direct subprime exposures (excluding super seniors) fair value is determined utilizing observable transactions where available, other market data for similar assets in markets that are not active and other internal valuation techniques.

Market Valuation Adjustments

- Counterparty credit-risk adjustments are applied to financial instruments such as over-the-counter derivatives, where the base valuation uses market parameters based on the LIBOR interest rate curves. Not all counterparties have the same credit rating as that implied by the relevant LIBOR curve and so it is necessary to take into account the actual credit rating of a counterparty in order to arrive at the true fair value of such an item. Furthermore, the counterparty credit-risk adjustment takes into account the effect of credit-risk mitigants such as pledged collateral and to what extent there is a legal right of offset with a counterparty.
- Bilateral or "own" credit risk adjustments are applied to reflect the Company's own credit risk when valuing all liabilities measured at fair value, in accordance with the requirements of SFAS 157. The methodology is consistent with that applied in generating counterparty credit risk adjustments, but incorporates the Company's own credit risk as observed in the credit default swap market. As for counterparty credit risk, own credit-risk adjustments include the impact of credit-risk mitigants.
- Liquidity adjustments are applied to items in Level 2 or Level 3 of the fair-value hierarchy to ensure that the fair value reflects the price at which the entire position could be liquidated. The liquidity reserve is based on the bid/offer spread for an instrument, amended to the extent that the size and nature of the position would result in its being liquidated outside that bid/offer spread.

(Dollars in millions)

Impact on Retained earnings of certain fair-value elections in accordance with SFAS 159

The Company elected fair value option accounting in accordance with SFAS 159 for all repos and reverse repos transacted with unaffiliated third parties. Detailed in the following table are the December 31, 2006 carrying values of the repos and reverse repos transacted with unaffiliated third parties prior to adoption of SFAS 159, the transition adjustment booked to opening Retained earnings, and the fair values at January 1, 2007 after adoption:

	December 31, 2006 (carrying value prior to adoption)	Cumulative-effect adjustment to January 1, 2007 retained earnings - gain (loss)	January 1, 2007 fair value (carrying value after adoption)
Securities purchased under agreements to resell *(1)*	$91,332	$54	$91,386
Securities sold under agreements to repurchase *(1)*	$186,016	$25	$185,991
Pretax cumulative effect of adopting fair value option accounting		$79	
After-tax cumulative effect of adopting fair value option accounting		$48	

(1) Excludes netting of the amounts due from securities purchased under agreements to resell and the amounts owed under securities sold under agreements to repurchase in accordance with FIN41.

Selected portfolio of securities purchased under agreements to resell, securities sold under agreements to repurchase

The Company elected the fair value option retrospectively for all securities purchased under agreements to resell and securities sold under agreements to repurchase transacted with unaffiliated third parties. The election was made because these repos and reverse repos are managed on a fair value basis. Specifically, related interest-rate risk is managed on a portfolio basis, primarily with derivative instruments that are accounted for at fair value through earnings. Previously, these positions were accounted for on an accrual basis.

The cumulative effect of $79 pretax ($48 after-tax) from adopting the fair-value option for these positions was recorded as an increase in the January 1, 2007 Retained earnings balance. The December 31, 2007 net balance of $46,791 for securities purchased under agreements to resell and $140,683 for securities sold under agreements to repurchase are included in their respective accounts in the Consolidated Statement of Financial Condition.

(Dollars in millions)

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2007. The Company often hedges positions that have been classified in the Level 3 category with financial instruments that have been classified as Level 1 or Level 2. The Company also hedges items classified in the Level 3 category with instruments also classified in Level 3 of the fair-value hierarchy. The effects of these hedges are presented gross in the following table.

	Level 1	Level 2	Level 3	Gross Inventory	Netting [1]	Net balance
Assets						
Securities purchased under agreements to resell	$ -	$ 82,374	$ 16	$ 82,390	$(35,599)	$ 46,791
Trading account assets						
Trading securities	37,060	61,423	8,909	107,392	-	107,392
Derivatives	253	918	1,119	2,290	-	2,290
Total Assets	**$37,313**	**$144,715**	**$10,044**	**$192,072**	**$(35,599)**	**$156,473**
Liabilities						
Securities sold under agreements to repurchase	$ -	$170,124	$6,158	$176,282	$(35,599)	$140,683
Trading account liabilities						
Securities sold not yet purchased	23,434	153	240	23,827	-	23,827
Derivatives	322	2,066	98	2,486	-	2,486
Total Liabilities	**$23,756**	**$172,343**	**$6,496**	**$202,595**	**$(35,599)**	**$166,996**

(1) Represents netting of the amounts due under securities purchased under agreements to resell and the amounts owed under securities sold under agreements to repurchase in accordance with FIN 41.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5

The Board of Directors
Citigroup Global Markets Inc.:

In planning and performing our audit of the consolidated financial statements of Citigroup Global Markets Inc. and Subsidiaries (the Company) (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under SEC Rule 17a-3(a)(11) and the reserve required by SEC Rule 15c3-3(e);

2 Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;

3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4 Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1 The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2 The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

3 The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers-dealers and futures commission merchants and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

END

February 28, 2008